Exhibit 99.2

Rail Vision Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

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Rail Vision Ltd.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

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Rail Vision Ltd.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2026	December 31, 2025
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$15,314	$19,957
Restricted cash	267	272
Accounts receivable	482	215
Inventories	598	1,207
Other current assets	541	342
Total current assets	17,202	21,993

Non-current Assets:
Operating lease - right of use asset	79	254
Fixed assets, net	302	296
	381	550

Total assets	17,583	22,543

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	156	219
Current operating lease liability	68	248
Other accounts payable	1,568	1,742
Total current liabilities	1,792	2,209

Total liabilities	1,792	2,209

Shareholders’ equity
Additional paid in capital	130,816	128,104
Accumulated deficit	(115,025)	(107,770)
Total shareholders’ equity	15,791	20,334

Total liabilities and shareholders’ equity	17,583	22,543

The accompanying notes are an integral part of the financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per ordinary share data)

	Six months ended
	June 30,
	2026	2025

Revenues	$1,015	$237
Cost of revenues	(698)	(189)

Gross profit	317	48

Research and development expenses	(5,196)	(3,241)

General and administrative expenses	(3,150)	(2,512)

Operating loss	(8,029)	(5,705)

Financial (expenses) income:
Revaluation of derivatives, warrant liabilities and other	—	(380)
Other financing income, net	719	406

Net loss for the period	(7,310)	(5,679)
Net loss attributable to noncontrolling interests	(55)	—
Net loss attributable to Rail Vision Ltd	(7,255)	(5,679)

Basic and diluted loss per share (*)	(3.30)	(3.38)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	2,197,458	1,678,809

(*)	Basic and diluted net loss per share is calculated by dividing net loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

The accompanying notes are an integral part of the financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares				Total Rail
	Number of shares (*)	USD	Additional paid in capital	Accumulated Deficit	Vision Ltd. shareholders’ equity	Non-controlling interest	Total equity
Balance as of January 1, 2026	2,014,263	—	128,104	(107,770)	20,334	—	20,334
Acquisition of Quantum Transportation	99,424	—	1,073	—	1,073	55	1,128
Issuance of ordinary shares in relation to the ATM, net of issuance costs (*)	125,403	—	1,083	—	1,083	—	1,083
Vesting of restricted stock units (RSUs)	42,239	—	531	—	531	—	531
Share-based payment	—	—	25	—	25	—	25
Net loss	—	—	—	(7,255)	(7,255)	(55)	(7,310)
Balance as of June 30, 2026	2,281,329	—	130,816	(115,025)	15,791	—	15,791

(*)	Issuance costs in the amount of approximately $41. (See Note 4C)

The accompanying notes are an integral part of the consolidated financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional		Total Rail Vision Ltd.
	Number of shares (*)	USD	paid in capital	Accumulated Deficit	shareholders’ equity
Balance as of January 1, 2025	1,264,757	—	114,372	(96,670)	17,702
Issuance of shares as a result of exercise of warrants, net of issuance costs (**)	198,333	—	2,307	—	2,307
Restricted Share Units vesting	35,600	—	390	—	390
Issuance of ordinary shares in relation to the SEPA	269,810	—	7,917	—	7,917
Issuance of ordinary shares under ATM program, net of issuance costs (***)	10,300	—	18	—	18
Share-based payment	—	—	39	—	39
Net loss for the period	—	—	—	(5,679)	(5,679)

Balance as of June 30, 2025	1,778,800	—	125,043	(102,349)	22,694

(*)	Retroactively adjusted to reflect a reverse share split of the Company’s ordinary shares effected on February 4, 2026 (see Note 1B).
(**)	Issuance costs in the amount of approximately $121
(***)	Issuance costs in the amount of approximately $111.

The accompanying notes are an integral part of the consolidated financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,
	2026	2025

Cash flows from operating activities
Net loss for the period	$(7,310)	$(5,679)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	65	59
Share-based payment	556	429
Change in operating lease liability	(5)	42
Write-off of acquired in-process research and development (*)	1,028	—
Effect of exchange rate changes on cash and cash equivalents	(390)	(128)
Revaluation of derivatives, warrant liabilities and other	—	380

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivables	(267)	400
Increase in other current assets	(199)	(39)
Decrease (increase) in inventories	609	(126)
Decrease in trade accounts payable	(99)	(30)
Increase (decrease) in other accounts payable	(201)	31

Net cash used in operating activities	(6,213)	(4,661)

Cash flows from investing activities
Purchase of fixed assets	(71)	(10)
Cash acquired upon initial consolidation of subsidiary, net (*)	163	—

Net cash provided by (used in) investing activities	92	(10)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	—	—
Payments on convertible loan credit facility	—	—
Proceeds from exercise of warrants, net of issuance expenses	—	2,204
Proceeds from issuance of shares and warrants, net of issuance expenses	1,083	7,555

Net cash provided by financing activities	1,083	9,759

Effect of exchange rate changes on cash and cash equivalents	390	128
Increase (Decrease) in cash, cash equivalents and restricted cash	(4,648)	5,216
Cash, cash equivalents and restricted cash at the beginning of the period	20,229	17,468

Cash, cash equivalents and restricted cash at the end of the period	$15,581	$22,684

Non Cash Activities:
Acquisition of subsidiary through issuance of ordinary shares	1,073	—

The accompanying notes are an integral part of the consolidated financial statements.

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Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(U.S. dollars in thousands)

(*)	INITIAL CONSOLIDATION OF SUBSIDIARY

Cash and cash equivalents acquired	176
Transaction costs paid in cash	(13)
Net cash acquired upon initial consolidation	163

Assets and liabilities recognized upon initial consolidation
Cash and cash equivalents	176
Trade payables assumed	(36)
Other accounts payable and accrued expenses assumed	(27)
Net assets upon initial consolidation	113
Non-controlling interests recognized upon initial consolidation	(55)
Net assets attributable to Rail Vision	58

Acquired IPR&D calculation
Fair value of ordinary shares issued	1,073
Transaction costs paid in cash	13
Less: net assets attributable to Rail Vision upon initial consolidation	(58)
Acquired IPR&D written off	1,028

The accompanying notes are an integral part of the consolidated financial statements.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 1 - GENERAL

A.	Reporting Entity

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is an early commercialization stage technology company focused on transforming railway safety through advanced AI-integrated sensing systems. The Company develop and commercialize proprietary, multi-spectral electro-optic platforms that provide extended-range situational awareness and real-time hazard detection. Using machine learning algorithms to identify and classify obstacles, the Company’s technology enhances safety, improves operational efficiency and supports continuity across deployments.

In January 2026, the Company acquired a 51% ownership interest in Quantum Transportation Ltd. (“Quantum Transportation”) and, as a result, obtained control of Quantum Transportation. Accordingly, the financial results of Quantum Transportation have been consolidated into the Company’s condensed consolidated financial statements from the acquisition date. Quantum Transportation is an Israeli technology company focused on quantum-computing-based error-correction algorithms and holds an exclusive sublicense for rail technologies under a pending patent relating to quantum error correction. For additional information regarding the acquisition of Quantum Transportation, see Note 3.

These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2025 and for the year ended on that date, and the accompanying notes included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2026.

The Company’s activities are subject to significant risks and uncertainties. The Company has incurred significant losses since the date of its inception and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

Based on the current monthly burn rate, the management anticipates that its cash and cash equivalents as of the issuance date of the financial statements and the future expected cash flow from sales will be sufficient for more than 12 months of operations.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 1 – GENERAL (Cont.)

B.	Reverse Split:

On February 4, 2026, the Company effected a one-for-thirty (1-for-30) reverse stock split of its outstanding ordinary shares (the “Reverse Split”). As a result of the Reverse Split, every thirty (30) ordinary shares, no par value per share, were consolidated into one (1) new ordinary share, no par value per share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants, were adjusted as a result of the Reverse Split, as required by the terms of those securities. The Reverse Split did not change the number of shares authorized for issuance.

All share amounts, and share prices, as well as exercise prices and the number of shares underlying options and warrants, have been adjusted retroactively within these financial statements to reflect the Reverse Split.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2026, and the Company’s results of operations and cash flows for the six months ended June 30, 2026, and 2025. For further information, reference is made to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

The results of operations for the six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

B.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

C.	Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and all entities in which the Company has a controlling financial interest. Intercompany accounts and transactions have been eliminated in consolidation. Non-controlling interests represent the portion of the net assets and results of operations of consolidated subsidiaries attributable to equity holders other than the Company.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 3 – ACQUISITION OF QUANTUM TRANSPORTATION LTD.

In January 2026, the Company completed the acquisition of a 51% ownership interest in Quantum Transportation, pursuant to a definitive Securities Exchange Agreement (“SEA”), dated November 30, 2025, with Quantum Transportation and certain shareholders of Quantum Transportation (the “Exchanging Shareholders”), thereby obtaining majority ownership and control of Quantum Transportation.

Quantum Transportation was incorporated in Israel on August 31, 2025 and is a technology company focused on quantum-computing-based error-correction algorithms. Quantum Transportation holds an exclusive sublicense for rail technologies under an innovative pending patent relating to quantum error correction owned by Ramot, the technology transfer company of Tel Aviv University.

In consideration for 51% of Quantum Transportation’s issued and outstanding share capital on a fully diluted, post-closing basis, the Company issued 99,424 ordinary shares, representing approximately 4.99% of the Company’s outstanding share capital as of the signing date of the SEA and prior to such issuance. Certain of the Exchanging Shareholders included Mr. Eli Yoresh and Mr. Ofer Naveh, the Company’s Chairman of the Board of Directors and Chief Financial Officer, respectively.

The fair value of the ordinary shares issued on the acquisition date (i.e., the closing date) was $1,073. Including transaction costs of $13, the total acquisition cost amounted to $1,086.

The Company evaluated the acquired set in accordance with ASC 805, Business Combinations, and concluded that it did not meet the definition of a business and accordingly, the transaction was accounted for as an asset acquisition.

The acquisition cost was allocated between the identifiable net assets acquired and the acquired in-process research and development (“IPR&D”) asset based on their relative fair values. The principal asset acquired consisted of the exclusive sublicense rights described above. The Company determined that the acquired IPR&D asset had no alternative future use as of the acquisition date. Accordingly, the portion of the acquisition cost allocated to the acquired IPR&D asset was recognized as research and development expense upon acquisition in accordance with ASC 730, Research and Development.

The allocation of the acquisition cost was as follows:

U.S. dollars (in thousands)
Fair value of ordinary shares issued	1,073
Transaction costs	13
Total acquisition cost	1,086
Net identifiable assets acquired	(58)
Acquired IPR&D asset recognized as research and development expense	1,028

During the six months ended June 30, 2026, the Company recognized research and development expense of $1,028 related to the acquired IPR&D asset. No goodwill was recognized in connection with the acquisition.

Beginning on the acquisition date, the assets, liabilities, results of operations and cash flows of Quantum Transportation have been included in the Company’s condensed consolidated financial statements. All intercompany balances and transactions have been eliminated upon consolidation. The remaining 49% equity interest in Quantum Transportation is presented as non-controlling interests in the Company’s condensed consolidated financial statements.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 3 – ACQUISITION OF QUANTUM TRANSPORTATION LTD. (Cont.)

In connection with the closing, the Company also entered into a convertible loan agreement (the “Loan Agreement”) pursuant to which it committed to provide Quantum Transportation with a loan facility of up to $700, bearing interest at 8% per annum and drawable from time to time in accordance with the terms of the Loan Agreement. During the six months ended June 30, 2026, the Company advanced $200 under the Loan Agreement. As of June 30, 2026, including accrued interest, the outstanding balance under the Loan Agreement amounted to $204.

Amounts advanced under the Loan Agreement and the related accrued interest are eliminated upon consolidation.

NOTE 4 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD

A.	Regarding acquisition of majority stake in Quantum Transportation Ltd. see Note 3.

B.	New Lease Agreement

In March 2026, the Company entered into a lease agreement for new office premises, including a research and development facility, located in Infinity Park, Ra’anana, Israel, comprising approximately 1,230 square meters (approximately 13,240 square feet).

The lease term is for an initial period of five years commencing on October 1, 2026, with an option to extend for an additional five-year period. The average monthly base rent is approximately NIS 97 thousands (approximately $30), subject to linkage to the Israeli Consumer Price Index. The agreement also includes customary management fees and related charges.

The Company expects to relocate its corporate headquarters to the new premises upon commencement of the lease term.

C.	At-the-Market Offering

During the reporting period, the Company issued 125,403 ordinary shares under its At-the-Market (“ATM”) offering program, resulting in aggregate gross proceeds of approximately $1,124. As a result of certain issuances under the ATM program, the exercise price and the number of ordinary shares underlying certain outstanding warrants were adjusted in accordance with their terms (see Note 4F below).

D.	Reverse Share Split

On February 4, 2026, the Company effected a one-for-thirty (1-for-30) reverse share split of its outstanding ordinary shares. See Note 1B for additional information.

E.	The Lion’s Roar Operation

On February 28, 2026, the United States and Israel launched joint combat operations in Iran to which Iran and Hezbollah responded with ballistic missile and drone attacks on Israel as well as other countries and U.S. military bases in the region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. During the reporting period, the conflict resulted in temporary restrictions on civilian activity, including limitations on passenger flights, public gatherings and certain business operations.

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Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands, except share and per share data and exercise prices)

NOTE 4 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

E.	The Lion’s Roar Operation (Cont.)

As of the date of issuance of these condensed consolidated financial statements, the Company has not experienced a material adverse effect on its operations or financial condition as a result of these events. However, the regional security situation remains uncertain, and the duration, scope and potential escalation of the conflict, as well as its potential impact on the Company’s operations, customers, suppliers and overall business environment, remain difficult to predict. Accordingly, management continues to monitor developments and assess their potential effect on the Company’s business, financial condition and results of operations.

F.	January 2024 Facility Warrant

In January 2024, the Company issued warrants to purchase ordinary shares “the January 2024 Facility Warrant” to a global investment firm in connection with the credit facility entered into at that time. The credit facility was terminated in March 2024 in accordance with its terms; however, the January 2024 Facility Warrant remains outstanding in accordance with its terms.

On May 5, 2026, an amendment to the January 2024 Facility Warrant became effective following the expiration of the required 61-day waiting period, increasing the beneficial ownership limitation applicable to the exercise of the warrant from 4.99% to 19.99% of the Company’s outstanding ordinary shares immediately after giving effect to such exercise.

During the six months ended June 30, 2026, adjustments were made to the exercise price and the number of ordinary shares issuable upon exercise of the January 2024 Facility Warrant pursuant to its anti-dilution provisions, resulting from issuances of ordinary shares under the Company’s ATM) offering program. As of June 30, 2026, and through the date of issuance of these condensed consolidated financial statements, the January 2024 Facility Warrant is exercisable for 98,282 ordinary shares at an exercise price of $5.0328 per share.

NOTE 5 - SUBSEQUENT EVENTS

A.	Subsequent to June 30, 2026, the Company advanced an additional $100 to Quantum Transportation under the convertible loan agreement described in Note 3. Following such advance, the aggregate principal amount advanced by the Company under the loan agreement amounted to $300.

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